UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2011
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I are the Q2 2011 Unaudited Condensed Consolidated Financial Statements with Related Notes of Capital Product Partners L.P.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By:	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: August 5, 2011

CPLP
Financial Results for the six months ended June 30, 2011
Operating and Financial Review and Prospects
You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited condensed consolidated Financial Statements for the six-month periods ended June 30, 2011 and 2010 and related notes included elsewhere herein. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Selected Financial Data
     (In thousands of United States Dollars, except earnings per unit, distributions per unit and number of units)

	Unaudited
	For the six-month period
	ended June 30,
	2011	2010

Revenues	$43,909	$61,828
Revenues — related party	11,597	3,411
Total Revenues	55,506	65,239

Expenses:
Voyage expenses	1,776	4,204
Vessel operating expenses — related party	14,903	14,426
Vessel operating expenses	79	1,034
General and administrative expenses	5,195	1,262
Depreciation	16,350	15,431

Operating income	17,203	28,882

Other income (expense), net:
Interest expense and finance cost	(16,469)	(16,523)
Gain from bargain purchase	16,526	—
Interest and other income	281	559

Total other income / (expense), net	338	(15,964)

Net income	17,541	12,918

Less:
Net loss/(income) attributable to CMTC operations	—	(983)

Partnership’s net income	$17,541	$11,935

General Partner’s interest in Partnership’s net income	$351	$239
Limited Partners’ interest in Partnership’s net income	$17,190	$11,696
Net income per:
• Common units (basic and diluted)	0.44	0.41
Weighted-average units outstanding:
• Common units (basic and diluted)	37,958,265	29,104,705

Distributions declared per unit	$0.47	$0.64

	Unaudited
	June 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$37,868	$32,471
Trade accounts receivable	2,380	2,305
Due from related parties	3	2
Prepayments and other assets	458	278
Inventory	272	83

Total current assets	40,981	35,139

Fixed assets
Vessels, net	743,008	707,339

Total fixed assets	743,008	707,339

Other non-current assets
Above market acquired charters	55,075	8,062
Deferred charges, net	2,435	2,462
Restricted cash	5,500	5,250

Total non-current assets	806,018	723,113

Total assets	$846,999	$758,252

Liabilities and partners’ capital
Current liabilities
Current portion of long-term debt	$—	$—
Trade accounts payable	2,215	526
Due to related parties	5,782	4,544
Accrued liabilities	1,110	898
Deferred revenue	4,106	3,207

Total current liabilities	13,213	9,175

Long-term liabilities
Long-term debt	499,000	474,000
Deferred revenue	3,301	2,812
Derivative instruments	23,877	32,505

Total long-term liabilities	526,178	509,317

Total liabilities	539,391	518,492

Commitments and contingencies
Partners’ capital	307,608	239,760

Total liabilities and partners’ capital	$846,999	$758,252

Factors to Consider When Evaluating Our Results
     The results of operations and cash flows for the six-months period ended June 30, 2010 have been retroactively adjusted to include the operations and cash flows of the vessel-owning company of the M/T Atrotos and the M/T Alkiviadis, which was acquired in March and June 2010 respectively from Capital Maritime a company under common control with the Partnership at the time that these acquisitions had occurred.

Our Fleet
     The current employment of our fleet is summarized as follows:

	Time				Gross Daily Hire Rate
	Charter (TC)/				(Without Profit
	Bare Boat				Sharing) (in thousands
	Charter (BC)	Commencement of		Profit	of United States
Vessel Name	(Years)	Charter	Charterer	Sharing	Dollars)
M/T Atlantas (M/T British Ensign)	5+3 BC	04/2006	B.P. Shipping Ltd	—	$15.2 (5y) & $13.5 (3y)
M/T Aktoras (M/T British Envoy)	5+3 BC	07/2006	B.P. Shipping Ltd	—	$15.2 (5y) & $13.5 (3y)
M/T Agisilaos	1+0.25 TC	03/2010	Capital Maritime & Trading Corp.	50/50 (2), (3)	$12.0 (1y) & $13.0 (0.25y)
M/T Arionas	1 TC	10/2010	Capital Maritime & Trading Corp	50/50 (2), (3)	$12.0
M/T Aiolos (M/T British Emissary)	5+3 BC	03/2007	B.P. Shipping Ltd	—	$15.2 (5y) &$13.5 (3y)
M/T Avax	1 TC	05/2011	Capital Maritime & Trading Corp.	50/50 (2)	$14.0
M/T Axios	1 TC	03/2011	Petrobras		$13.5
M/T Alkiviadis	2 TC	06/2010	Capital Maritime & Trading Corp	50/50 (2)	$13.0
M/T Assos (Insurgentes)	5 BC	04/2009	PEMEX		$16.8
M/T Atrotos (El Pipila)	5 BC	04/2009	PEMEX	—	$16.8
M/T Akeraios	1 TC	07/2011	Capital Maritime & Trading Corp	50/50 (2)	$14.0
M/T Anemos I	3 TC	09/2010	Petrobras		$14.7
M/T Apostolos	2 TC	10/2010	B.P. Shipping Ltd	50/50 (2)	$14.0
M/T Alexandros II (M/T Overseas Serifos)	10 BC	01/2008	Overseas Shipholding Group Inc. (1)	—	$13.0
M/T Aristotelis II (M/T Overseas Sifnos)	10 BC	06/2008	Overseas Shipholding Group Inc. (1)	—	$13.0
M/T Aris II (M/T Overseas Kimolos)	10 BC	08/2008	Overseas Shipholding Group Inc. (1)	—	$13.0
M/T Amore Mio II	1 TC	01/2011	Capital Maritime & Trading Corp	50/50 (2)	$25.3
M/T Aristofanis	Spot	—	—	—	—
M/T Attikos	Spot	—	—	—	—
M/T Agamemnon II	3 TC	1/2009	B.P. Shipping Ltd	50/50 (2)	$22.3
M/T Ayrton II	3 TC	4/2009	B.P. Shipping Ltd	50/50 (2)	$22.3
M/V Cape Agamemnon	10 TC	7/2010	Cosco Bulk Carrier Co. Ltd an affiliate of COSCO Group	—	$53.1 (5y) & 33.1 (5y)

(1)	Overseas Shipholding Group Inc. has an option to purchase each of the three vessels on bare-boat charter at the end of the eighth, ninth or tenth year of the charter, for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

(2)	50/50 profit share for breaching IWL (Institute Warranty Limits — applies to voyages to certain ports at certain periods of the year).

(3)	On May 3, 2011, the vessel owning company of the M/T Akeraios entered into a one year time charter agreement with Capital Maritime for a daily charter hire of $14,000. The charter commenced on July 7, 2011. The charters of the vessel owning companies of the M/T Agisilaos and the M/T Arionas with Capital Maritime were extended for one year at a gross charter rate at $13.5 and $13.8 respectively. The charters of the M/T Agisilaos and the M/T Arionas are expected to commence in August and October 2011 respectively.
Factors Affecting Our Future Results of Operations
     Please refer to our Form 20-F for 2010 filed on February 4, 2011 regarding the factors affecting our future results of operations.
Results of Operations
Six-month Period Ended June 30, 2011 Compared to the Six-month Period Ended June 30, 2010
     Results for the six-month periods ended June 30, 2011 and June 30, 2010 differ primarily due to the lower revenues earned during the six-month period ended June 30, 2011 ($55.5 million) compared to those earned during the six-month period ended June 30, 2010 ($65.2 million) as a result of the lower charter rates at which the Partnership re-chartered a number of its vessels during 2010 and 2011 compared to earlier periods and the additional general and administrative expenses of $2.7 million we incurred in relation to the definitive merger agreement with Crude Carriers Corp. (‘Crude Carriers’) announced on May 5, 2011, the proxy statement on Form F-4 filed with the Securities and Exchange Commission and the completion of the acquisition Cape Agamemnon. The results for the six month period ended June 30, 2011 also reflect a gain from bargain purchase of $16.5 million that related to difference between fair value of net assets acquired and purchase consideration paid for the M/V Cape Agamemnon. The results for the six-month period ended June 30, 2010 have been retroactively adjusted to reflect the results of operations from the M/T Atrotos and M/T Alkiviadis which were operated as part of the Capital Maritime fleet prior to their acquisition by us in March 2010 and June 2010, respectively. For the six-month periods ended June 30, 2010 net income attributable to vessels’ operations as part of the Capital Maritime fleet amounted to $1.0 million.
Revenues
     Voyage, time and bareboat charter revenues amounted to approximately $55.5 million for the six-month period ended June 30, 2011, as compared to $65.2 million for the six-month period ended June 30, 2010. Voyage, time and bareboat charter revenues are mainly comprised of the charter hire received from our customers and are affected by the number of days our vessels operate, the level of the charter hire and freight earned, the amount of profit-sharing revenues and the average number of vessels in our fleet. The decrease of $9.7 million is primarily attributable to the lower rates at which we re-chartered a number of our vessels during 2010 and 2011 compared to the rates at which they were previously fixed. For the six-month period ended June 30, 2011 we had related party revenues that amounted to $11.6 million from the charter to Capital Maritime of three of our vessels for the whole period and three for a part of the related period. For the six-month period ended June 30, 2010 we had related party revenues that amounted to $3.4 million from the charter to Capital Maritime of three of our vessels for a part of the related period.
Voyage Expenses
     Voyage expenses amounted to $1.8 million for the six-month period ended June 30, 2011, as compared to $4.2 million for the six-month period ended June 30, 2010. The decrease in voyage expenses is primarily attributable to the fact that the M/T Alkiviadis for the six month period ended June 30, 2011 was operated under time charter as compared to the six month period ended June 30, 2010 when the vessel was operated under voyage charters, as part of Capital Maritime fleet, incurring bunker cost and port and canal costs. Voyage expenses are direct expenses to voyage revenues and primarily consist of bunkers, port expenses and commissions. Voyage costs, except for commissions, are paid for by the charterer under time and bareboat charters. In the case of our time charters with Morgan Stanley Capital Group Inc, (during the six month period ended June 30, 2010), and bareboat charter with Overseas Shipholding Group, Inc., the charterer is also responsible for commissions. Voyage costs under voyage charters are paid for by the owner.
Vessel Operating Expenses
     For the six-month period ended June 30, 2011, our vessel operating expenses amounted to approximately $15.0 million, which was incurred under the management agreement with our manager and include $1.0 million in extraordinary fees and costs (as defined in our management agreement) relating to direct and indirect expenses incurred by Capital Ship Management in the management of our vessels, including, among others, certain costs associated with the vetting of our vessels, upgrades, repairs related to unforeseen events and insurance deductibles.
     For the six-month period ended June 30, 2010, our vessel operating expenses amounted to approximately $15.5 million, of which $14.4 was incurred under the management agreement with our manager and include $0.9 million in extraordinary fees and costs (as defined in our management agreement) relating to direct and indirect expenses incurred by Capital Ship Management in the management of our vessels, including, among others, certain costs associated with the vetting of our vessels, upgrades, repairs related to unforeseen events and insurance deductibles Vessel operating expenses for the six-month period ended June 30, 2010, also include actual costs of $1.3 million incurred by the M/T Alkiviadis which were operated as part of Capital Maritime’s fleet prior to its acquisition by us in June 2010.
General and Administrative Expenses
     General and administrative expenses amounted to $5.2 million for the six-month period ended June 30, 2011, compared to $1.3 million for the six-month period ended June 30, 2010. This significant increase of $3.9 million was mainly due to additional expenses of $2.7 million incurred in relation to the merger with Crude Carriers and the completion of the acquisition of Cape Agamemnon and due to a non-cash allocation for the equity plan compensation which amounted to $1.2 million. General and administrative expenses include board of directors’ fees and expenses, audit and legal fees, and other fees related to the expense of being a publicly traded partnership.
Depreciation
     Depreciation of fixed assets amounted to $16.4 million for the six-month period ended June 30, 2011 as compared to $15.4 million for the six-month period ended June 30, 2010. This increase of $0.9 million is due to the M/T Assos and the M/V Cape Agamemnon which were acquired by the Partnership in August 2010 and June 2011, respectively.
Other Expense, Net
     Other expense, net for the six-month period ended June 30, 2011, excluding the gain from bargain purchase of $16.5 million related to the purchase value of the M/V Cape Agamemnon as the net assets acquired exceeded the purchase consideration paid, was approximately $16.2 million as compared to $16.0 million for the six-month period ended June 30, 2010. The increase is primarily due the higher interest rates charged under our amended credit facilities effective since June 30, 2009 (as described below in “Revolving Credit Facilities”) as well as lower rates earned on our deposits.
Partnership’s Net Income
     Partnership’s net income for the six-month period ended June 30, 2011, amounted to $17.5 million as compared to $11.9 million for the six-month period ended June 30, 2010.
Liquidity and Capital Resources
     As at June 30, 2011, total cash and cash equivalents were $37.9 million, restricted cash was $5.5 million and total liquidity including cash and undrawn long-term borrowings was $289.4 million.
     As at December 31, 2010, total cash and cash equivalents were $32.5 million, restricted cash was $5.3 million, and total liquidity including cash and undrawn long-term borrowings was $283.7 million. The increase in total liquidity in the six-month period ended June 30, 2011 as compared to December 31, 2010 is primarily due to deferred income of $4.1 million that reflects pre-collected charter hires applicable to next periods and a lower amount of payments to the Partnership’s creditors including Capital Maritime.
     We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. As our vessels come up for re-chartering, depending on the prevailing market rates, we may not be able to re-charter them at levels similar to their current charters which may affect our future cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement with Capital Maritime or acquisitions from third parties.
     As at June 30, 2011, we had $246.0 million in undrawn amounts under the terms of our credit facilities, unchanged from the year ended December 31, 2010.
     Partners’ Capital as of June 30, 2011 amounted to $307.6 million as compared to $239.8 million as of December 31, 2010. The increase of 67.8 million in Partners’ Capital is due to the following:
•	The issuance of 7.1 million Partnership’s units for the acquisition of the shares of the vessel owning company of the M/V Cape Agamemnon from Capital Maritime of which 7.0 million common units were issued to Capital Maritime and 0.1 million general partner units were issued to our general partner. As a result of this transaction Partners’ Capital was increased by $58.5 million.

•	Net Partnership income for the six-month period ended June 30, 2011 in the amount of $17.5 million and distributions paid to common unit-holders and general partner during the six-month period ended June 30, 2011 amounting to $18.0 million.

•	Allocation of the equity compensation expenses resulted from our omnibus incentive compensation plan amounting to $1.2 million.

•	Unrealized gain on cash flow hedging derivative instruments that amounted to $8.6 million.
     Notwithstanding the continuing economic downturn, the duration and long-term effects of which are not possible to predict, and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.
Cash Flows
     Our cash flow statement for the six-month period ended June 30, 2011 reflects the operations of our subsidiaries.
     Our cash flow statement for the six-month period ended June 30, 2010 reflect the operations of the vessel-owning companies of the M/T Atrotos and M/T Alkiviadis for the periods that they were part of Capital Maritime’s fleet.
     The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the periods presented in millions:

	For the six-month period
	ended June 30,
	2011	2010
Net Cash Provided by Operating Activities	$24.1	$26.1

Net Cash Used in Investing Activities	$(26.9)	$(50.3)

Net Cash Provided by Financing Activities	$8.2	$24.2
Net Cash Provided by Operating Activities
     Net cash provided by operating activities amounted to $24.1 million for the six-month period ended June 30, 2011 as compared to $26.1 million for the six-month period ended June 30, 2010. Although we did not have material changes in charter hire collections during the six-month period ended June 30, 2011 as compared to the six-month period ended June 30, 2010 our cash inflows were reduced as we had re-chartered a number of our vessels during 2010 at lower rates compared to the rates at which they were previously fixed. In addition cash flows from operating activities for the six month period ended June 30, 2010 include results of operations from the M/T Alkiviadis which was operated as part of the Capital Maritime fleet prior to its acquisition by us in June 2010.
Net Cash Used in Investing Activities
     Cash is used primarily for vessel acquisitions and changes in net cash used in investing activities are primarily due to the number of vessels acquired in the relevant period. We expect to rely primarily upon external financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash in order to fund any future vessels acquisitions or expansion and investment capital expenditures.
     For the six-month period ended June 30, 2011 net cash used in investing activities was comprised of:
•	$26.6 million, of which $26.5 million representing the cash consideration we paid for the acquisition of the shares of the vessel owning company of the M/V Cape Agamemnon and $0.1 million representing cash consideration we paid in relation to the improvements of the M/T Alkiviadis and the M/T Aristofanis back in 2010; and

•	$0.3 million representing increase to the Partnership’s restricted cash we have to maintain under our credit facilities.
     For the six-month period ended June 30, 2010, net cash used in investing activities was comprised of:
•	$64.1 million, representing the net book value of the M/T Atrotos and the M/T Alkiviadis we acquired from Capital Maritime;

•	$0.5 million representing the cost of the upgrade of the M/T Aristofanis to a chemical tanker; and

•	$77.2 million, representing the purchases of short-term investments and $91.5 million representing maturities and early withdrawal of short-term investments. Short-term investments consist of cash time deposits with banks with maturities of more than three months.
Net Cash Provided by Financing Activities
     Net cash provided by financing activities amounted to $8.2 million for the six-month period ended June 30, 2011, as compared to $24.2 million for the six-month period ended June 30, 2010.
     For the six-month period ended June 30, 2011 financing activities consisted of the following:
•	Proceeds from the issuance of long term debt of $25.0 million for the partial finance of the acquisition of the shares of the vessel owning company of the M/V Cape Agamemnon;

•	Issuance of general partner units of $1.5 million to our general partner in order for it to maintain its 2% interest in us;

•	Loan issuance costs paid of 0.3 million as a result of the issuance of long term debt of $25.0 million; and

•	Distributions paid amounting to $18.0 million.
     For the six-month period ended June 30, 2010 financing activities consisted of the following:
•	Proceeds from the equity offering amounting to $54.1 million while expenses paid amounted to $0.3 million;

•	Payments of related party debt amounting to $1.6 million;

•	The excess of the purchase price of the M/T Atrotos and the M/T Alkiviadis over book value of the respective vessels amounting to $10.4 million; and

•	Distributions paid amounting to $17.5 million.
Borrowings
     Our long-term third party borrowings are reflected in our balance sheet in long-term liabilities as “Long-term debt.” As of June 30, 2011, long-term debt amounted to $499.0 million as compared to $474.0 million as of December 31, 2010. The current portion of long-term debt was $0 million as of June 30, 2011 and December 31, 2010.
     Revolving Credit Facilities
     On June 30, 2010, following the acquisition of the M/T Atrotos and the M/T Alkiviadis, we amended our $370.0 and $350.0 million loan agreements by amending the security parties in order to improve the asset coverage ratio in both credit facilities.
     On November 30, 2010, we further amended our loan agreement of $370.0 million in order to include as a security party the M/T Assos a vessel that was acquired by the Partnership in August 2010.
     On June 9, 2011 the Partnership entered into a loan agreement with Credit Agricole Emporiki Bank for a credit facility of $25.0 million (“2011 credit facility”) in order to partially finance the acquisition of the shares of the vessel owning company of the M/V Cape Agamemnon from Capital Maritime. On June 10, 2011 the Partnership drew down the amount of $25.0 million. The credit facility is non-amortizing until March 31, 2013 and is payable in twenty equal consecutive quarterly installments commencing in June 2013 plus a balloon payment in March 2018. This credit facility bears the same covenants with the Partnership’s $370.0 and $350.0 million credit facilities.
     Our obligations under our credit facilities are secured by first-priority mortgages covering each of our financed vessels and are guaranteed by each vessel-owning subsidiary. Our credit facilities contain a “Market Disruption Clause” requiring us to compensate the banks for any increases to their funding costs caused by disruptions to the market which the banks may unilaterally trigger. The funding cost rate for the three-month period ended June 30, 2011 was 0.314080% under our $370.0 million credit facility and 0.298860%, under our $350.0 million credit facility, respectively. The funding cost rate for the three-month period ended June 30, 2010 was 0.270470% under our $370.0 million credit facility and 0.189550%, under our $350.0 million credit facility, respectively. For the three months period ended June 30, 2011 there was no funding cost under the Partnership’s credit facility with Credit Agricole Emporiki Bank.
     Our credit facilities also contain restrictive covenants that, subject to the approval of our lenders, prohibit us from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; selling or changing the beneficial ownership or control of our vessels; and subordinating the obligations under our existing credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

     Under the terms of our credit facilities we may not be able to pay distributions to our unitholders if we are not in compliance with certain financial covenants and ratios described below.
     Our credit facilities require us to maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the credit facility) of at least $500,000 per financed vessel, maintain a ratio of EBITDA to net interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis and maintain a ratio of total indebtedness to the aggregate market value of our total fleet of no more than 0.8 to 1.00 (which means that the fair market value of the vessels in our fleet must equal 125% of the aggregate amount outstanding under each credit facility).
     As of June 30, 2011, we were in compliance with the financial debt covenants in our credit facilities. Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.
     Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The current severe economic slowdown has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown continues. If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our existing credit facilities and/or limit our ability to obtain additional financing.
     In connection with our revolving credit facilities and in order to hedge our exposure to interest rate changes, we have entered into interest rate swap agreements to fix the LIBOR portion of our interest rate.
Off-Balance Sheet Arrangements
     As of the date of this Interim Report, we have not entered into any off-balance sheet arrangements.
Critical Accounting Policies
     A discussion of our significant accounting policies is included in Note 2 in the Partnership’s Annual Report on Form 20-F for the period ended December 31, 2010.
Changes in Accounting Policies
There have been no changes to our accounting policies in the six-month period ended June 30, 2011.

INDEX TO FINANCIAL STATEMENTS

Page
CAPITAL PRODUCT PARTNERS L.P.

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010	10
Unaudited Condensed Consolidated Statements of Income for the six-month periods ended June 30, 2011 and 2010	11
Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Equity /Partners’ Capital for the six-month periods ended June 30, 2011 and 2010	12
Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2011 and 2010	14
Notes to the Unaudited Condensed Consolidated Financial Statements	15

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars)

	As of June	As of December
	30, 2011	31, 2010
Assets
Current assets
Cash and cash equivalents	$37,868	$32,471
Trade accounts receivable	2,380	2,305
Due from related parties (Note 4)	3	2
Prepayments and other assets	458	278
Inventory	272	83

Total current assets	40,981	35,139

Fixed assets
Vessels, net (Note 5)	743,008	707,339

Total fixed assets	743,008	707,339

Other non-current assets
Above market acquired charters (Note 6)	55,075	8,062
Deferred charges, net	2,435	2,462
Restricted cash	5,500	5,250

Total non-current assets	806,018	723,113

Total assets	$846,999	$758,252

Liabilities and partners’ capital
Current liabilities
Current portion of long-term debt (Note 7)	$—	$—
Trade accounts payable	2,215	526
Due to related parties (Note 4)	5,782	4,544
Accrued liabilities	1,110	898
Deferred revenue	4,106	3,207

Total current liabilities	13,213	9,175

Long-term liabilities
Long-term debt (Note 7)	499,000	474,000
Deferred revenue	3,301	2,812
Derivative instruments (Note 8)	23,877	32,505

Total long-term liabilities	526,178	509,317

Total liabilities	539,391	518,492

Commitments and contingencies (Note 13)
Partners’ capital (Note 10)	307,608	239,760

Total liabilities and partners’ capital	$846,999	$758,252

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Income
(In thousands of United States Dollars, except number of units and net income per unit)

	For the six-month period
	ended June 30,
	2011	2010

Revenues	$43,909	$61,828
Revenues — related party (Note 4)	11,597	3,411
Total Revenues	55,506	65,239

Expenses:
Voyage expenses	1,776	4,204
Vessel operating expenses — related party (Note 4)	14,903	14,426
Vessel operating expenses	79	1,034
General and administrative expenses	5,195	1,262
Depreciation	16,350	15,431

Operating income	17,203	28,882

Other income (expense), net:
Interest expense and finance cost	(16,469)	(16,523)
Gain from bargain purchase	16,526	—
Interest and other income	281	559

Total other income / (expense), net	338	(15,964)

Net income	17,541	12,918

Less:
Net loss/(income) attributable to CMTC operations	—	(983)

Partnership’s net income	$17,541	$11,935

General Partner’s interest in Partnership’s net income	$351	$239
Limited Partners’ interest in Partnership’s net income	$17,190	$11,696
Net income per (Note 12):
• Common units (basic and diluted)	0.44	0.41
Weighted-average units outstanding:
• Common units (basic and diluted)	37,958,265	29,104,705
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity / Partners’ Capital
(In thousands of United States Dollars, except distributions per unit)

				Partners’ Capital
						Accumulated
						Other
	Comprehensive	Stockholders’	General	Common		Comprehensive
	Income	Equity	Partner	Unit holders	Total	Loss	Total

Balance at December 31, 2009		$31,224	$3,803	$186,493	$190,296	$ $(33,168)	$188,352

Distributions declared (distributions per unit $0.635) (Note 10)			(351)	(17,172)	(17,523)		(17,523)
Issuance of Partnership units			1,119	52,140	53,259		53,259
Net income attributable to CMTC	983	983					983
Equity of contributed companies retained by CMTC		(32,207)					(32,207)
Partnership net income	11,935		239	11,696	11,935		11,935
Excess of purchase price over acquired assets			(209)	(10,240)	(10,449)		(10,449)
Other comprehensive loss
Unrealized loss on derivative instruments (Note 8)	(1,680)					(1,680)	(1,680)

Comprehensive income	$11,238

Balance at June 30, 2010		$—	$4,601	$222,917	$227,518	$ $(34,848)	$192,670

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital
(In thousands of United States Dollars, except distributions per unit)

			Partners’ Capital
					Accumulated Other
	Comprehensive	General	Common		Comprehensive
	Income	Partner	Unit holders	Total	Loss	Total

Balance at December 31, 2010		$5,584	$262,918	$268,502	$(28,742)	$239,760

Distributions declared (distributions per unit $0.465) (Note 10)		(360)	(17,645)	(18,005)		(18,005)
Partnership net income	17,541	351	17,190	17,541		17,541
Issuance of common units for vessel acquisition		—	57,055	57,055		57,055
Issuance of general partner units		1,470	—	1,470		1,470
Equity compensation expense			1,159	1,159		1,159
Other comprehensive income:
Unrealized gain on derivative instruments (Note 8)	8,628				8,628	8,628
Comprehensive income	$26,169

Balance at June 30, 2011		$7,045	$320,677	$327,722	$(20,114)	$307,608

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the six-month period ended
	June 30,
	2011	2010
Cash flows from operating activities:
Net income	$17,541	$12,918
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	16,350	15,431
Gain from bargain purchase	(16,526)
Amortization of deferred charges	302	280
Amortization of above market acquired time and bare-boat charter	1,538	—
Equity compensation expense	1,159	—
Changes in operating assets and liabilities:
Trade accounts receivable	(75)	(2,775)
Due from related parties	(1)	8
Prepayments and other assets	(180)	131
Inventory	(189)	(115)
Trade accounts payable	1,689	288
Due to related parties	1,048	858
Accrued liabilities	22	(683)
Deferred revenue	1,388	(235)

Net cash provided by operating activities	24,066	26,106

Cash flows from investing activities:
Vessel acquisitions	(26,634)	(64,561)
Purchase of short-term investments	—	(77,229)
Maturity of short-term investments	—	91,519
Increase in restricted cash	(250)	(500)
Reclassification of short term investment to restricted cash	—	500

Net cash (used in) investing activities	(26,884)	(50,271)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	25,000	—
Proceeds from issuance of Partnership units	—	54,075
Expenses paid for issuance of Partnership units	—	(320)
Payments of related party debt/financing	—	(1,556)
Proceeds from issuance of general partner units	1,470	—
Loan issuance costs	(250)	—
Excess of purchase price over book value of vessels acquired from entity under common control	—	(10,449)
Distributions paid (Note 10)	(18,005)	(17,523)

Net cash provided by financing activities	8,215	24,227

Net increase in cash and cash equivalents	5,397	62
Cash and cash equivalents at beginning of period	32,471	3,552

Cash and cash equivalents at end of period	$37,868	$3,614

Supplemental cash flow information
Cash paid for interest	$15,804	$15,905
Non-cash activities
Units issued to acquire the vessel owning company of the M/V Cape Agamemnon	57,056	—
Acquisition of above market time charter	48,551	—
Capital expenditures included in liabilities	529	—
Unpaid loan issuance costs	26	—
Reduction in deferred offering expenses	—	55
Net liabilities assumed by CMTC upon vessel contribution to the Partnership (Note 9)	—	31,844
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
1. Basis of Presentation and General Information
Capital Product Partners L.P. (the “Partnership” or “CPP”) was formed on January 16, 2007, under the laws of the Marshall Islands for the purpose of acquiring interests in eight wholly owned subsidiaries of Capital Maritime & Trading Corp. (“CMTC”), each of which owned a double-hull medium-range product tanker (the “Initial Vessels”).
The Partnership is engaged in the seaborne transportation services of crude oil and refined petroleum products, edible oils and soft chemicals, by chartering its vessels under medium to long-term time, bareboat charters and voyage charters.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2011.
On May 5, 2011 the Partnership entered into a definitive agreement to merge with Crude Carriers Corp. (“CRU”), a company which was incorporated in 2009 under the laws of the Marshall Islands, in a unit for share transaction. The exchange ratio is 1.56 CPP common units for each CRU share. Each of CPP and CRU established Special Committees, consisting entirely of independent directors, to negotiate the terms of the merger agreement, and each of the Special Committees has approved the transaction and recommended it to their respective boards of directors, which unanimously approved the transaction. The transaction is subject to customary closing conditions, including a class vote by the holders of common stock of CRU. Each of the CRU management team, Evangelos Marinakis, Chairman of the Board and CEO, Ioannis Lazaridis, President, Gerasimos Kalogiratos, CFO, and Crude Carriers Investments Corp., holder of all of the CRU’s Class B Common Stock, have entered into a support agreement pursuant to which they have agreed to vote their shares in favor of the transaction. The Partnership will be the surviving entity in the merger and will continue to be structured as a master limited partnership. Importantly, CPP will also remain a corporation for US tax purposes and unit holders will continue to receive 1099 forms.
On June 9, 2011, the Partnership entered into a share purchase agreement with CMTC under which CMTC sold to the Partnership the shares of Patroklos Marine Corp. (the “Patroklos”), the vessel owning company of the M/V Cape Agamemnon, a 179,221 dwt built in 2010. On June 10, 2011 the Partnership acquired the shares of Patroklos (Note 3, 5).
On June 9, 2011 the Partnership entered into a loan agreement with Credit Agricole Emporiki Bank for a credit facility of $25,000 (“2011 credit facility”) in order to partially finance the acquisition of the shares of the vessel owning company of the M/V Cape Agamemnon from CMTC (Note 7).
These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.
2. Significant Accounting Policies
A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010 (the “Consolidated Financial Statements for the year ended December 31, 2010”). There have been no changes to these policies in the six-month period ended June 30, 2011.
Recent accounting Pronouncements:
In June 2011 the Financial Accounting Standards Board (“FASB”) has issued the Accounting Standard Update (“ASU) No. 2011-05 that amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement (statement of comprehensive income), or (2) in two separate but consecutive financial statements (consisting of an income statement followed by a separate statement of other comprehensive income). Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. ASU No. 2011-05 requires retrospective application, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Partnership believes the adoption of this update will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have an impact on the Partnership’s results of operations.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
2. Significant Accounting Policies — Continued
Recent accounting Pronouncements — Continued:
In May 2011, the FASB has issued Accounting Standards Update (ASU) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements.” This ASU represents the converged guidance of the FASB and the International Accounting Standards Board (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments to this ASU are to be applied prospectively. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Based on the Partnership’s evaluation of this ASU, the adoption of this amendment will not have a material impact on the Partnership’s financial statements.
In December 2010 the FASB has issued the (ASU) No 2010-29 that amends existing guidance for disclosure of supplementary pro forma information for business combinations. This ASU specifies that when financial statements are presented, the revenue and earnings of the combined entity should be disclosed as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only and expanded the required disclosures. ASU 2010-29 is effective for business combinations with acquisition dates on or after January 1, 2011. The adoption of this update did not have a material impact on the Partnership’s financial statements.
3. Acquisition of M/V Cape Agamemnon
On June 10, 2011 the Partnership acquired the shares of Patroklos as it was deemed accretive to the Partnership’s distributions by the board of directors. The vessel at the time of her acquisition by the Partnership operated under a ten year time charter, to Cosco Bulk Carrier Co. Ltd (“COSCO Bulk”), an affiliate of the COSCO Group. The time charter commenced in July 2010, and the earliest expiry under the charter is in June 2020. The gross charter rate is $53.1 ($50.4 net) per day until July 2015 and from July 2015 until the end of the term $33.1 gross ($31.4 net) per day. The acquisition of Patroklos was unanimously approved by the Partnership’s Board of Directors following the unanimous approval and recommendation of the Board’s conflicts committee, which is comprised entirely of independent directors.
The Partnership accounted for the acquisition of Patroklos as an acquisition of a business. All assets and liabilities of Patroklos except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the net tangible and intangible assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a bargain purchase gain.
•	Purchase Price
     The total purchase consideration of $83,525 was funded by $1,470 from available cash, $25,000 through a draw down from the Partnership’s 2011 credit facility and the remaining through the issuance of 6,958,000 common units to CMTC at a price of $8.20 per unit as quoted on the Nasdaq Stock Exchange on June 9, 2011 the day prior to the acquisition of Patroklos by the Partnership. Furthermore on June 10, 2011 the Partnership issued another 142,000 common units. These units were converted into 142,000 general partner units by the Partnership and delivered to Capital General Partner (“CGP”) in order for it to maintain its 2% interest in CPP. CPP received the amount of $1,470 in exchange for these general partner units.
•	Acquisition related costs
     Acquisition-related costs of approximately $409 are included in general and administrative expenses in the unaudited condensed consolidated statement of income for the six month period ended June 30, 2011.
•	Purchase price allocation
     The allocation of the purchase price to acquired tangible and intangible assets was based on their estimated fair values at the date of acquisition.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
3. Acquisition — Continued
     The fair value allocated to each class of tangible and identifiable intangible asset of Patroklos and the gain from bargain purchase recorded under other income / (expense), net in the in the unaudited condensed consolidated statement of income for the six month period ended June 30, 2011 was calculated as follows:

As of
June 10, 2011
Net tangible assets:
Vessel, net	$51,500
Intangible assets acquired:
Above market acquired time charter	$48,551

Net tangible and intangible assets	$100,051

Purchase price	(83,525)

Gain from bargain purchase	$16,526

     The gain from bargain purchase of $16,526 has resulted from the drop of the CPLP’s unit price as the 6,958,000 common units which were issued to Capital Maritime were priced at $8.20 per unit as quoted on the Nasdaq Stock Exchange on June 9, 2011 the day prior to the acquisition of Patroklos, compared to unit price of $10.35 which was the price at which Capital Maritime agreed to for the issuance of the units.
     After a subsequent review and reassessment of valuation methods and procedures of the $100,051 fair value amount for net assets acquired, the Partnership concluded that its measurements for the net assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, ASC Subtopic 805-30 requires that a gain of $16,526 be recorded in the income statement of the Partnership as of the acquisition date.
•	Identifiable intangible assets
     The following table sets forth the component of the identifiable intangible asset acquired at the purchase of Patroklos which are being amortized over its duration on a straight-line basis:

	As of
Intangible assets	June 10, 2011	Duration
Above market acquired time charter	$48,551	9.1 years
     The fair value of the above market time charter acquired was determined as the difference between the time charter rate and market rate for comparable charter on the business combination date discounted using the Weighted Average Cost of Capital rate (WACC) of approximately 11%.
     The following table summarizes total net revenues and net income of the combined entity had the acquisition of Patroklos occurred on January 1, 2010:

	For the six month period ended June 30,
	2011	2010
| |
Total net revenues	$59,663	$65,239
Net income	$19,345	$11,935
     The combined results in the table above have been prepared for comparative purposes only and include acquisition related adjustments for, among other items, amortization of above market acquired time charter. The combined results do not purport to be indicative of the results of operations which would have resulted had the acquisition been effected at the beginning of the applicable period noted above, or the future results of operations of the combined entity.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
The figures for the six months period ended June 30, 2011 includes the actual results of operations of the Partnership and the pro forma results of operations of Patroklos (net revenues of $4,157 and net income of $1,804) for the period from January 1, 2011 through June 9, 2011. Since the acquisition date of Patroklos by the Partnership the amounts of revenue and earnings of the acquiree are included in the unaudited condensed consolidated income statement for the reporting period.
     The figures for the six months period ended June 30, 2010 includes the actual results of operations of the Partnership as the M/V Cape Agamemnon was under construction and there were no operations during the six months period ended June 30, 2010.
4. Transactions with Related Parties
     Balances and transactions with related parties consisted of the following:
Balance sheet

	As of	As of
	June 30, 2011	December 31, 2010

Assets:
Charter hire (a)	$3	$2
Total assets	$3	$2
Liabilities:
Manager — payments on behalf of the Partnership	$3,288	$2,048
Management fee payable to Capital Maritime.	2,494	2,496

Total liabilities	$5,782	$4,544

Statement of income

	For the six-month period
	ended June 30,
	2011	2010

Revenues (a)	$11,597	$3,411
Vessel operating expenses	14,903	14,426
General and administrative expenses	540	544
Interest expense and finance cost (b)	—	205

(a)	Revenues: On January 21, 2010 the vessel-owning companies of M/T Agisilaos and M/T Axios have entered into a one year time charter agreement with CMTC for a daily charter hire of $12.0 and $12.8, respectively. The charter of M/T Axios commenced on February 3, 2010 and the charter of M/T Agisilaos commenced on March 1, 2010. On March 24, 2011 the time charter of M/T Agisilaos has been extended for three more months at the daily rate of $13. In July 2011 the time charter of M/T Agisilaos to CMTC was further extended for twelve months at a gross daily charter rate of $13.5 ($13.3 net) and the charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The earliest expected redelivery is June 2012.

On June 4, 2010 the vessel-owning company of M/T Arionas entered into a one year time charter agreement with CMTC for a daily charter hire of $12. The charter of M/T Arionas commenced on October 23, 2010. In July 2011 the time charter of M/T Arionas to CMTC was further extended for twelve months at a gross daily charter rate of $13.8 ($13.6 net) and the charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The earliest expected redelivery is September 2012.

On June 21, 2010 the vessel-owning company of M/T Alkiviadis entered into a two year time charter agreement with CMTC for a daily charter hire of $13. The charter of M/T Alkiviadis commenced on June 30, 2010.

On January 7, 2011 the vessel-owning company of M/T Amore Mio II entered into a one year time charter agreement with CMTC for a daily charter hire of $25.3. The charter of M/T Amore Mio II commenced on January 7, 2011.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)

On May 3, 2011 the vessel-owning company of M/T Avax entered into a one year time charter agreement with CMTC for a daily charter hire of $14. The charter of M/T Avax commenced on May 12, 2011.

On May 3, 2011 the vessel-owning company of M/T Akeraios entered into a one year time charter agreement with CMTC for a daily charter hire of $14. The charter of M/T Akeraios commenced on July 7, 2011.

(b)	Interest expense for the related-party loans for the six month period ended June 30, 2010 amounted to $205 and refers to the loans that CMTC had entered into with financial institutions for the financing of the acquisition of the shares of the vessel owning company of the M/T Atrotos and the M/T Alkiviadis by CMTC.
5. Vessels
An analysis of vessels is as follows:

	As of	As of
	June 30, 2011	December 31, 2010
Cost:

Vessels	865,765	813,746
Less: accumulated depreciation	(122,757)	(106,407)

Vessels, net	$743,008	$707,339

As of June 30, 2011, all of the Partnership’s vessels have been provided as collateral to secure the Partnership’s credit facilities.
On June 10, 2011 the Partnership acquired the shares of Patroklos, the vessel owning company of the M/V Cape Agamemnon (Notes 1, 3).
6. Above market acquired charters
On August 16, 2010 the Partnership acquired the shares of the vessel-owing company of M/T Assos (renamed Insurgentes) with an outstanding bare-boat charter terminating in April, 2014 with a charter rate of $16.8 per day. This charter rate was above the market rates for equivalent bare boat charters prevailing at the time. The present value of the above the market charter was estimated by the Partnership at $9,000, and was recorded as an asset in the consolidated balance sheet. For the six month period ended June 30, 2011 and the year ended December 31, 2010, revenues included a reduction of $1,230 and $938 respectively as amortization of the above market acquired bare-boat charter for M/T Assos.
On June 10, 2011 the Partnership acquired the shares of Patroklos, the vessel-owing company of M/V Cape Agamemnon with an outstanding time charter terminating in June, 2020 with a gross charter rate of $53.1 ($50.4 net) per day until July 2015 and from July 2015 until the end of the term $33.1 gross ($31.4 net) per day. This charter rate was above the market rates for equivalent time charters prevailing at the time. The present value of the above the market charter was estimated by the Partnership at $48,551, and was recorded as an asset in the unaudited condensed consolidated balance sheets. For the six month period ended June 30, 2011 revenues included a reduction of $308 as amortization of the above market acquired time charter for M/V Cape Agamemnon.
As of June 30, 2011 the remaining unamortized above market acquired time and bare-boat charter was $48,243 and $6,832 respectively and will be amortized in future years as follows:

For the twelve month period ended June 30,	M/V Cape Agamemnon	M/T Assos	Total

2012	$5,372	$2,488	$7,860
2013	5,357	2,481	7,838
2014	5,357	1,863	7,220
2015	5,357	—	5,357
2016	5,372	—	5,372
Thereafter	21,428	—	21,428

Total	$48,243	$6,832	$55,075

7. Long-Term Debt

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
On June 9, 2011 the Partnership entered into a loan agreement with Credit Agricole Emporiki Bank for a credit facility of $25,000 in order to partially finance the acquisition of the shares of the vessel owning company of the M/V Cape Agamemnon from CMTC. On June 10, 2011 the Partnership drew down the amount of $25,000. The credit facility is non-amortizing until March 31, 2013 and is payable into twenty equal consecutive quarterly installment commencing in June 2013 plus a balloon payment in March 2018. This credit facility contains customary ship finance covenants and is secured and guaranteed by the vessel owning company of the M/V Cape Agamemnon.
As of June 30, 2011 and December 31, 2010, the Partnership was in compliance with all financial debt covenants.
As of June 30, 2011, the amount of $3,500 and $242,500 of the Partnership’s revolving credit facilities of up to $370,000 and $350,000 respectively had not been drawn down.
For the six month period ended June 30, 2011 and 2010 interest expense amounted to $15,717 and $15,815, respectively. As of June 30, 2011 the interest rate of the Partnership’s loan facilities was 6.36%.
8. Financial Instruments
The carrying value of trade receivables, accounts payable and current accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest and due to the fact that we have recently amended a financial covenant for our loans and the lenders have increased the margin over LIBOR that we pay to reflect their current risk. In addition the Partnership’s lenders impose an additional cost if their borrowing rate exceeds effective interest rate (LIBOR) as stated in the Partnership’s loan agreements. We believe the terms of our loans are similar to those that could be procured as of June 30, 2011. Interest rate swaps are recorded at fair value in the unaudited condensed consolidated balance sheets.
Derivative Instruments
The Partnership enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate credit facilities. These interest rate swap transactions fix the LIBOR portion of the interest rate we pay to our lenders.
All derivative instruments are carried at fair value on the consolidated balance sheet at each period end. Balances as of June 30, 2011 and December 31, 2010 were as follows:

	June 30, 2011		December 31, 2010
	Interest Rate		Interest Rate
	Swaps	Total	Swaps	Total

Long-term liabilities	$(23,877)	$(23,877)	$(32,505)	$(32,505)

     Tabular disclosure of financial instruments is as follows:
     Liability Derivatives

	June 30, 2011	December 31, 2010
Balance Sheet Location	Fair value	Fair value
Financial instruments long-term liabilities	$23,877	$32,505

Total derivatives designated as hedging instruments	$23,877	$32,505

The table below shows the effective portion of the Partnership’s derivatives recognized in Other Comprehensive Income (“OCI”), the realized losses from net interest rate settlements transferred from OCI into the statement of income and the amounts remaining in OCI for the six month period ended June 30, 2011 and 2010, respectively:

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)

Derivatives			Location of Gain /	Amount of Gain / (Loss)		Amount of Gain / (Loss)
for Cash Flow	Amount of Gain / (Loss)		(Loss) Reclassified	Reclassified from OCI		Remaining in OCI on
Hedging	Recognized in OCI on		into Income	into Income (Effective		Derivative (Effective
Relationships	Derivative (Effective Portion)		(Effective Portion)	Portion)		Portion)

	2011	2010		2011	2010	2011	2010

Interest rate swaps	(2,162)	(12,554)	Interest expense and finance cost	(10,790)	(10,874)	8,628	(1,680)

The Partnership follows the accounting guidance for derivative instruments which established a framework for measuring fair value in generally accepted accounting principles, and requires disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires that assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; or

Level 3: Unobservable inputs that are not corroborated by market data.
8. Financial instruments – Continued
The Partnership’s interest rate swap agreements, entered into pursuant to its loan agreements, are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. Fair value of the interest rate swaps is determined using a discounted cash flow method based on market-base LIBOR swap yield curves.

		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
Description	June 30, 2011	(Level 1)	(Level 2)	(Level 3)
Derivatives	$(23,877)		$(23,877)

Total	$(23,877)		$(23,877)

As of June 30, 2011 all of the Partnership’s interest rate swaps with notional amount of $474,000 qualify as a cash flow hedge and the changes in their fair value are recognized in accumulated other comprehensive income/(loss).

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
9. Cash Flow
Following the re-acquisition of the vessel-owning company of M/T Atrotos and the M/T Alkiviadis on March 1, 2010 and June 30, 2010 respectively, the following assets and liabilities were retained by CMTC. The cash flow for the six-month period ended June 30, 2010 is adjusted accordingly to exclude the following assets and liabilities accounts as they did not result in cash inflows or outflows in unaudited condensed consolidated financial statements:

For the six-month
period ended June 30,
2010
Trade receivables	$1,629

Due from related parties	13,357
Prepayments and other assets	76

Inventories	146
Deferred charges	65

Total assets	15,273

Trade accounts payable	$401
Accrued liabilities	332
Borrowings	46,384

Total liabilities	47,117

Net liabilities assumed by CMTC upon contribution to the Partnership	$31,844

10. Partners’ Capital
As of June 30, 2011 and December 31, 2010 our partners’ capital included the following units:

	As of June 30,	As of December 31,
	2011	2010
Limited partner units	44,904,183	37,946,183
General partner units	916,411	774,411

Total partnership units	45,820,594	38,720,594

Following the issuance, in June 2011, of 6,958,000 common units and 142,000 general partner units to CMTC and CGP respectively (Note 1), the partners’ capital, as of June 30, 2011, consisted of 44,904,183 common units of which 26,641,532 units were held by third parties and 18,262,651 units were held by CMTC and 916,411 general partner units which were held by the CGP, a wholly owned subsidiary of CMTC.
As of December 31, 2010, the Partnership’s units consisted of 37,946,183 common units, of which 26,641,532 units were held by third parties and 11,304,651 units were held by CMTC and 774,411 general partner units which were held by the Capital General Partner L.L.C.(CGP), a wholly owned subsidiary of CMTC.
During the six-month periods ended June 30, 2011 and 2010, the Partnership declared and paid the following distributions:

	April 21,	January 21,	April 23,	January 29,
Date declared	2011	2011	2010	2010
Distributions per unit declared	$0.2325	$0.2325	$0.225	$0.41
Common units entitled to distribution	37,946,183	37,946,183	31,098,729	24,817,151
General partner and IDR distributions	$180	$180	$143	$208

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
11. Omnibus Incentive Compensation Plan
On April 29, 2008, the Board of Directors approved the Partnership’s Equity Incentive Plan (the “Plan”). The Plan has been amended on July 22, 2010. The Plan is administered by the General Partner as authorized by the Board of Directors. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of Capital Shipmanagement, or Capital Maritime & Trading, or other eligible persons (collectively, “key persons”) as the General Partner, in its sole discretion, shall select based upon such factors as it deems relevant. Members of the board of directors are considered to be employees of the Partnership while employees of Capital Shipmanagement, Capital Maritime & Trading and other eligible persons under the plan are not considered to be employees of the Partnership. Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.
(a)	On August 25, 2010 the General Partner awarded 448,000 unvested units to all the members of the Board of Directors of the Partnership. Awards granted to the three independent directors and the chairman of the board of the Partnership will vest in three equal annual installments. Awards granted to other members of the board will vest on August 31, 2013.
(b)	On August 31, 2010 the Board awarded 347,200 unvested units to employees of Capital Shipmanagement, Capital Maritime & Trading and other eligible persons under the plan. These awards will vest on August 31, 2013.
As of June 30, 2011 all of the awards granted were unvested. There were no forfeitures of awards during the six month period ended June 30, 2011 and the year ended December 31, 2010. The Partnership estimates the forfeitures of unvested units to be immaterial. The Partnership will, however, re-evaluate the reasonableness of its assumption at each reporting period.
All unvested units are conditional upon the grantee’s continued service as a director or employee of Capital Shipmanagement and Capital Maritime & Trading until the applicable vesting date. The unvested units will accrue distributions as declared and paid which will be retained by the custodian of the Plan until the units vest at which time they are payable to the grantee. As of June 30, 2011 the unvested units accrued $555 of distributions. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partner’s capital.

	Employee equity compensation		Non-employee equity compensation
		Grant-date fair		Award-date fair
Unvested Units	Units	value	Units	value
Unvested on January 1, 2011	448,000	$3,620	347,200	$2,798
Granted	—	—	—	—
Vested	—	—	—	—
Forfeited	—	—	—	—

Unvested on June 30, 2011	448,000	$3,620	347,200	$2,798

For the six-month period ended June 30, 2011 the equity compensation expense that has been charged against income was $595 for the employee awards and $565 for the non-employee awards, this expense has been included in general and administrative expenses. As of June 30, 2011, there was $2,605 of total unrecognized compensation cost related to unvested equity compensation arrangements granted under the Plan based on the grant date unit price of $8.08 on August 25, 2010 used for the valuation of the shares awarded to employees. That cost is expected to be recognized over a period of 2.2 years. As of June 30, 2011, there was $2,247 of total unrecognized compensation cost related to unvested equity compensation arrangements granted under the Plan based on the closing unit price of $9.14 on June 30, 2011 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted average period of 2.2 years. The Partnership has used the straight-line method to recognize the cost of the awards.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
12. Net Income Per Unit
The general partner’s, common unit holders’ and subordinated unit holders’ interests in net income are calculated as if all net income for the periods presented were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items.
Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution.
During the six-month periods ended June 30, 2011 and 2010, the Partnership’s net income did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’ s interest in net income.
The Partnership excluded the dilutive effect of 795,200 non-vested unit awards in calculating dilutive EPU for its common unit holders as of June 30, 2011, as they were anti-dilutive. The non-vested units are participating securities because they receive distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.
The two class method was used to calculate EPU as follows:

	For the six month period
	ended June 30,
Numerators	2011	2010
Partnership’s net income	$17,541	$11,935
Less:
General Partner’s interest in Partnership’s net income	351	239
Partnership’s net income allocable to unvested units	353	—
Partnership’s net income available to common unit holders	16,837	11,696
Denominators	—	—
Weighted average number of common units outstanding, basic and diluted	37,958,265	29,104,705
Net income per common unit:
Basic and diluted	0.44	0.41
13. Commitments and Contingencies
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.
The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

Capital Product Partners L.P.
Notes to the Unaudited Condensed Consolidated Financial Statements
(In thousands of United States Dollars)
13. Commitments and Contingencies — Continued:
(a) Lease Commitments
Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of June 30, 2011 are:

Year ended June 30,	Amount
2012	$71,788
2013	66,971
2014	57,314
2015	37,086
2016	24,026
Thereafter	48,617

Total	$305,802

14. Subsequent Events
(a)	Distributions: On July 22, 2011 the Partnership announced that its board of directors declared a cash distribution of $0.2325 per unit, which will be paid on August 15, 2011, to unit holders of record on August 4, 2011.